UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

Registration number 33-52465

A. Full title of the plan:

THE GILLETTE COMPANY
GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Gillette Company
Prudential Tower Building
Boston, MA 02199

Financial Statements of The Gillette Company
Global Employee Stock Ownership Plan

The following audited financial statements are enclosed with this report:

  Statement of Assets Available for Plan Benefits as of December 31, 2000 and December 31, 1999.
  Statement of Changes in Net Assets Available for Plan Benefits for each of the three years ended December 31, 2000.

Exhibits

23.2 Independent Auditors´ Consent

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of The Gillette Company Global Employee Stock Ownership Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                The Gillette Company

                Global Employee Stock Ownership Plan

                By: /s/ ROBERT E. DICENSO
                Robert E. DiCenso

March 30, 2001

THE GILLETTE COMPANY
GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

Financial Statements

As of December 31, 2000 and 1999

and for the years ended December 31, 2000, 1999 and 1998

With Independent Auditors´ Report Thereon

Independent Auditors´ Report

The Administrative Committee
The Gillette Company Global Employee Stock Ownership Plan:

We have audited the accompanying statements of assets available for plan benefits of The Gillette Company Global Employee Stock Ownership Plan as of December 31, 2000 and 1999 and the related statements of changes in assets available for plan benefits for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Plan´s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with accounting principles generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan´s assets available for plan benefits as of December 31, 2000 and 1999 and the changes in assets available for plan benefits for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Boston, Massachusetts

March 26, 2001

THE GILLETTE COMPANY
GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Assets Available for Plan Benefits

December 31, 2000 and 1999

                                                                       2000             1999
                                                                    ----------      -----------
Assets:
     The Gillette Company common stock, at market value       $     46,448,987       43,237,864
     Cash                                                                2,964            1,989
     Employees´ contributions receivable                             1,016,274        1,193,182
     Employer´s contributions receivable                               247,272          299,515
                                                                    ----------       ----------
         Assets available for plan benefits                   $     47,715,497       44,732,550
                                                                    ==========       ==========

See accompanying notes to financial statement.

THE GILLETTE COMPANY
GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Changes in Assets Available for Plan Benefits

Years ended December 31, 2000, 1999 and 1998

                                                                          2000                1999                1998
                                                                     ---------------   -------------------  ------------------

Additions to assets attributed to:
    Investment income:
       Dividends on The Gillette Company common stock             $       626,866               450,414             312,546
       Realized (loss) gain on investments sold                          (987,255)            1,276,227           1,767,363
       Change in unrealized depreciation in the
           market value of investments                                 (3,745,190)           (7,642,637)         (3,662,233)
                                                                     ---------------   -------------------  ------------------

                                                                       (4,105,579)           (5,915,996)         (1,582,324)
                                                                     ---------------   -------------------  ------------------
    Contributions:
       Employee                                                         10,221,538            11,805,410          11,088,686
       Employer                                                          2,710,589             3,007,615           2,728,611
                                                                     ---------------   -------------------  ------------------

                                                                        12,932,127            14,813,025          13,817,297
                                                                     ---------------   -------------------  ------------------

                     Total additions                                     8,826,548             8,897,029          12,234,973

Deduction from assets attributed to:
    Distributions                                                        5,843,601             7,167,370           5,170,329
                                                                     ---------------   -------------------  ------------------

                     Net increase                                        2,982,947             1,729,659           7,064,644

Assets available for plan benefits:
    Beginning of year                                                   44,732,550            43,002,891          35,938,247
                                                                     ---------------   -------------------  ------------------

    End of year                                                   $     47,715,497            44,732,550          43,002,891
                                                                     ===============   ===================  ==================

See accompanying notes to financial statements.

THE GILLETTE COMPANY
GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2000, 1999 and 1998

(1) Description of the Plan

     The Gillette Company Global Employee Stock Ownership Plan (the “Plan”) is a defined contribution plan sponsored by The Gillette Company (the “Sponsor”). The following provides only general information. Participants should refer to the Plan document for a more complete description of the Plan´s provisions.

  General

  The Plan was adopted by the Board of Directors of the Sponsor on December 16, 1993 to become effective June 1, 1994 and is not subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan is not subject to income taxation. The Plan´s goal is to provide eligible Gillette employees the opportunity to purchase common stock of the Sponsor through payroll deductions and contributions from the Sponsor. All Plan assets are held by the Plan Fiduciary, Banque Internationale á Luxembourg (the “Fiduciary”). Buck Consultants is the record keeper for the Plan.

  Eligibility

  Employees eligible to participate in the Plan include all regular employees of participating subsidiaries of the Sponsor with the exception of employees considered to be an executive, officer, director, or 10% shareholder of the Sponsor and employees eligible for a savings plan maintained in the United States, Canada, or Puerto Rico. Eligible employees may enroll in the Plan on the first day of each month and on the initial participation date for each participating subsidiary.

  Contributions

  Eligible employees may contribute 2% to 10% of their compensation to the Plan through payroll deductions. A participating employee may change the contribution rate effective as of the first day of any month.

  Employer contributions are made to the accounts of participants who are contributing to the Plan in amounts equal to 1% of each participant´s eligible pay.

  Investments

  All employee and employer contributions are converted into U.S. dollars and then invested in shares of the Sponsor´s common stock generally on the 15th day of each month (or if that date is not a business day, the preceding business day). Sales of the Sponsor´s common stock are made generally on the last business day of each month and subsequently converted into the applicable local currencies for payment to employees. Any dividends on shares of the Sponsor´s common stock are invested in additional shares of the Sponsor´s common stock.

  Vesting

  Participants are immediately vested in all shares of the Sponsor´s common stock credited to their respective Plan accounts.

  Benefit Payments

  Distributions of account balances will be made when the employment of a participant ceases, unless upon retirement the participant´s account is credited with at least 100 shares of the Sponsor´s common stock, and the participant elects to defer payment. If an election is made to defer the distribution, retirees may make up to two requests a year for distributions of all or a portion of their account balance.

  For those retirees who do not elect to defer payment and for all other participants who terminate employment for reasons other than retirement, a distribution of Plan Accounts is made in the form of a lump sum payment.

  All distributions are made in cash, unless the participant elects to receive the account balance in the form of shares of the Sponsor´s common stock. However, in the event of a participant or retiree´s death, all distributions will be made in the form of a lump sum cash payment.

  While employed, participants may elect to take up to two in-service withdrawals from their account balances during a calendar year. Shares purchased with the Sponsor´s contributions and dividends thereon are not eligible for in-service withdrawal until 24 months from their date of purchase.

  Plan Expenses

  Brokerage commissions, fees and other security transaction costs are paid by participants as part of the purchase and sale of the Sponsor´s common stock.

  All contributions and cash dividends awaiting investment are held in an interest bearing account maintained by the Plan Fiduciary. Any interest earned on the account is used to pay costs relating to the administration of the Plan. Any remaining costs of administering the Plan are allocated and paid by the Sponsor´s subsidiaries participating in the Plan.

(2) Summary of Significant Accounting Policies

  Basis of Presentation

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.

  The accompanying financial statements are prepared on the accrual basis of accounting.

  Investments

  Investments in the Sponsor´s common stock are stated at market value, based on the composite closing price of the stock on the New York Stock Exchange as reported by Reuters. Purchases and sales of the Sponsor´s common stock are recorded on the trade date (the date the order to buy or sell is executed).

  Dividend income is recorded on the ex-dividend date, net of any U.S. withholding taxes. Realized gains and losses are based upon the identified cost method.

  Cash

  Amounts shown as cash are foreign cash balances held by the Fiduciary that are to be invested in the Sponsor´s common stock in the following month. The balances have been translated into U.S. dollars using the effective exchange rates as of December 31, 2000 and 1999.

  Contributions Receivable

  Contributions held at the participating subsidiaries and pending transfer to the Fiduciary have been translated into U.S. dollars using the effective exchange rates as of December 31, 2000 and 1999.

(3) Investment in The Gillette Company Common Stock

     Investment in The Gillette Company common stock held by the Plan at December 31, 2000 and 1999 was as follows:

                                                                          2000                    1999
                                                                      ------------             ----------
           Number of shares                                              1,285,785              1,049,768
           Cost                                                       $ 49,103,927             42,147,614
           Market Value                                               $ 46,448,987             43,237,864

     The realized (loss) gain on sales of The Gillette Company common stock for the years ended December 31, 2000, 1999 and 1998 were determined as follows:

                                                                          2000              1999             1998
                                                                        ---------         ---------        ---------

           Proceeds on sales of shares                               $  5,831,162         7,160,510        5,165,842
           Cost                                                         6,818,417         5,884,283        3,398,479
                                                                        ---------         ---------        ---------
                                                                     $  (987,255)         1,276,227        1,767,363
                                                                        =========         =========        =========

(4) Plan Participants

     As of December 31, 2000, the Plan had 9,184 participants employed at the Sponsor´s subsidiaries located in Argentina, Australia, Austria, Belgium, Brazil, Chile, Colombia, Costa Rica, Czech Republic, Denmark, Dominican Republic, Ecuador, Egypt, El Salvador, Finland, France, Germany, Guatemala, Hong Kong, Hungary, India, Indonesia, Ireland, Italy, Japan, Korea, Malaysia, Mexico, Netherlands, New Zealand, Norway, Panama, Peru, Philippines, Poland, Portugal, Singapore, Spain, Slovakia, South Africa, Sweden, Switzerland, Taiwan, Thailand, Turkey, United Kingdom, Uruguay and Venezuela.

(5) Plan Amendment and Termination

     Although the Sponsor intends to continue the Plan indefinitely, it reserves the right on behalf of itself and its participating subsidiaries to modify or terminate the Plan at any time. However, the Plan may not be amended to adversely affect the rights of participants with respect to shares previously credited to their accounts.

     In the event of termination, the assets held by the Plan Fiduciary may continue to be held subject to the provisions of the Plan, or at the direction of the Board of Directors of the Sponsor, the assets of the Plan may be distributed to the participants.

(6) Tax Status

     The Plan is not qualified under Section 401(a) of the Internal Revenue Code, and is exempt from the provisions of Title I of ERISA pursuant to Section 4(b)(4) thereof. The Sponsor believes that the Fiduciary should be viewed as a directed custodian and that, for U.S. tax purposes, the participating employees should be treated as the owners of the shares of the Sponsor´s common stock held for their account under the Plan.

     The Sponsor has received a private letter ruling from the Internal Revenue Service confirming that the participating employees should be treated as the beneficial owners of the shares of the Sponsor´s common stock held for their account under the Plan for U.S. tax purposes and that, subject to certain procedural conditions, the information provided by the employees may be relied upon in determining the applicable U.S. tax withholding rate on dividends paid by the Sponsor with respect to these shares.

(7) Subsequent Events

     Effective January 1, 2001, the Plan was amended to reduce the minimum contribution to 1% of eligible pay and permit unlimited withdrawals of shares in kind.